Exhibit 99.1

Futu Announces Second Quarter 2025 Unaudited Financial Results

HONG KONG, August 20, 2025 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Operational Highlights

•	Total number of funded accounts[1] increased 40.9% year-over-year to 2,877,126 as of June 30, 2025.
•	Total number of brokerage accounts[2] increased 29.6% year-over-year to 5,243,591 as of June 30, 2025.
•	Total number of users[3] increased 16.6% year-over-year to 27.1 million as of June 30, 2025.
•	Total client assets increased 68.1% year-over-year to HK$973.9 billion as of June 30, 2025.
•	Daily average client assets were HK$895.6 billion in the second quarter of 2025, an increase of 59.9% from the same period in 2024.
•	Total trading volume in the second quarter of 2025 increased by 121.2% year-over-year to HK$3.59 trillion, in which trading volume for U.S. stocks was HK$2.70 trillion, and trading volume for Hong Kong stocks was HK$833.5 billion.
•	Margin financing and securities lending balance increased 17.2% year-over-year to HK$51.4 billion as of June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Total revenues increased 69.7% year-over-year to HK$5,310.9 million (US$676.6 million).
•	Total gross profit increased 81.6% year-over-year to HK$4,639.9 million (US$591.1 million).
•	Net income increased 112.7% year-over-year to HK$2,572.6 million (US$327.7 million).
•	Non-GAAP adjusted net income[4] increased 105.2% year-over-year to HK$2,659.8 million (US$338.8 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We concluded the second quarter with approximately 2.9 million funded accounts, up 40.9% year-over-year and 7.6% quarter-over-quarter. We reached a key milestone in our international expansion – as of quarter end, over half of our total funded accounts are from clients outside of Futu Securities Hong Kong.”

“During the quarter, we added over 204 thousand new funded accounts, growing 31.6% year-over-year. Trade policy-induced market volatility, coupled with a slate of high-profile IPOs, boosted retail sentiment in Hong Kong, which, for the third quarter in a row, contributed the highest number of new funded accounts across all markets. The U.S. market also recorded solid growth. In the second quarter, we became the official sponsor of the New York Mets, further elevating our brand image in the U.S. and beyond. We also launched crypto trading in most of the states in June, strengthening our value proposition as a one-stop trading platform. In Malaysia, we continued to enrich localized features such as Malaysian IPO financing services and Malaysian Stock Earnings Calendar. In Japan, we partnered with Nasdaq and the Japan Exchange Group to host our inaugural offline investment event, MooFest Japan, which attracted over 12 thousand Tokyo investors to sign up, significantly raising our brand recognition among local retail investors. During the second quarter, our funded account quarterly retention rate again stayed well above 98%, a testament to strong client loyalty.”

1 The number of funded accounts refers to the number of brokerage accounts with Futu that have a positive account balance. Multiple funded accounts by one client are counted as one funded account.

2 Multiple brokerage accounts by one client are counted as one brokerage account.

3 The number of users refers to the number of user accounts registered with Futu.

4 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Bolstered by robust net asset inflow and favorable mark-to-market gains from Hong Kong and U.S. equities, total client assets climbed to a new high of HK$973.9 billion, up 68.1% year-over-year and 17.4% quarter-over-quarter. Notably, net asset inflow during the first half of 2025 almost doubled year-over-year. This robust asset inflow was broad-based as average client assets across all markets saw sequential increase. Margin financing and securities lending balance ended the quarter flat at HK$51.4 billion, as clients unwound leveraged positions during market plunge in April but risk appetite recovered subsequently.”

“Total trading volume reached HK$3.59 trillion in the second quarter, up 121.2% year-over-year and 11.6% quarter-over-quarter. The market turmoil in April and the surge of crypto names following favorable policy developments sparked trading interests. U.S. stock trading volume grew 19.7% sequentially to HK$2.70 trillion, led by EV and crypto names. Hong Kong stock trading volume declined 9.0% quarter-over-quarter to HK$833.5 billion, mainly due to softer trading activities in technology names, partly lifted by higher turnover in new consumption stocks.”

“Total client assets in wealth management reached HK$163.2 billion as of quarter end, up 104.4% year-over-year and 17.2% quarter-over-quarter. In Hong Kong and Singapore, we added HKD- and RMB-denominated bonds as well as floating-rate bonds to diversify our fixed income offerings. In Hong Kong, we launched principal-protected structured products, and thus became the first online broker to offer structured products to retail investors. We also became the first and only online brokerage platform to distribute ChinaAMC (HK)'s tokenized money market funds.”

“As of quarter end, we served 517 IPO distribution and IR clients, up 14.6% year-over-year. During the quarter, we acted as joint bookrunners for several prominent Hong Kong IPOs. In the Haitian Flavouring and Food IPO, we attracted a record 102 thousand subscribers and ranked first among all brokers in both subscriber count and total subscription amount. In the first half of 2025, we partnered with six of the ten largest Hong Kong IPOs by fundraising size and facilitated over HK$10 billion in subscription amount for 12 IPOs each.”

Second Quarter 2025 Financial Results

Revenues

Total revenues were HK$5,310.9 million (US$676.6 million), an increase of 69.7% from HK$3,129.0 million in the second quarter of 2024.

Brokerage commission and handling charge income was HK$2,578.6 million (US$328.5 million), an increase of 87.4% from the second quarter of 2024. This was mainly due to higher trading volume, although blended commission rate was softer compared to the year-ago quarter.

Interest income was HK$2,288.2 million (US$291.5 million), an increase of 43.8% from the second quarter of 2024. The increase was mainly driven by higher interest income from securities borrowing and lending business, bank deposits and margin financing.

Other income was HK$444.1 million (US$56.6 million), an increase of 175.8% from the second quarter of 2024. The increase was primarily attributable to higher fund distribution service income and currency exchange income.

Costs

Total costs were HK$670.9 million (US$85.5 million), an increase of 16.8% from HK$574.3 million in the second quarter of 2024.

Brokerage commission and handling charge expenses were HK$160.6 million (US$20.5 million), an increase of 84.2% from the second quarter of 2024. This increase was roughly in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$377.6 million (US$48.1 million), flat compared to the second quarter of 2024, as higher expenses associated with our securities borrowing and lending business were offset by lower margin financing interest expenses.

Processing and servicing costs were HK$132.7 million (US$16.9 million), an increase of 21.3% from the second quarter of 2024. The increase was primarily due to higher data transmission fee as well as higher market information and data fee.

Gross Profit

Total gross profit was HK$4,639.9 million (US$591.1 million), an increase of 81.6% from HK$2,554.7 million in the second quarter of 2024. Gross margin was 87.4%, as compared to 81.6% in the second quarter of 2024.

Operating Expenses

Total operating expenses were HK$1,296.0 million (US$165.1 million), an increase of 20.6% from HK$1,074.4 million in the second quarter of 2024.

Research and development expenses were HK$441.9 million (US$56.3 million), an increase of 18.2% from the second quarter of 2024. This increase was primarily driven by greater investment in AI capabilities.

Selling and marketing expenses were HK$429.1 million (US$54.7 million), an increase of 26.8% from HK$338.3 million in the second quarter of 2024. This was driven by higher new funded accounts, partially offset by lower client acquisition costs.

General and administrative expenses were HK$424.9 million (US$54.1 million), an increase of 17.3% from the second quarter of 2024. The increase was primarily due to an increase in general and administrative personnel.

Income from Operations

Income from operations increased by 125.9% to HK$3,344.0 million (US$426.0 million) from HK$1,480.3 million in the second quarter of 2024. Operating margin increased to 63.0% from 47.3% in the second quarter of 2024 mainly due to strong topline growth and operating leverage.

Net Income

Net income increased by 112.7% to HK$2,572.6 million (US$327.7 million) from HK$1,209.3 million in the second quarter of 2024. Net income margin for the second quarter of 2025 increased to 48.4% from 38.6% in the year-ago quarter.

Non-GAAP adjusted net income increased by 105.2% to HK$2,659.8 million (US$338.8 million) from the second quarter of 2024. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$18.48 (US$2.35), compared with HK$8.79 in the second quarter of 2024. Diluted net income per ADS was HK$18.24 (US$2.32), compared with HK$8.66 in the second quarter of 2024. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Wednesday, August 20, 2025, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register-conf.media-server.com/register/BIdb44c44685fb4f95893e105fc2e064cd.

It will automatically lead to the registration page of "Futu Holdings Ltd Second Quarter 2025 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8499 to US$1.00, the noon buying rate in effect on June 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	11,688,383	6,257,038	797,085
Cash held on behalf of clients	68,639,816	105,308,081	13,415,213
Restricted cash	1,121	8,065	1,027
Term deposit	4,990	5,440	693
Short-term investments	2,411,074	2,504,765	319,082
Securities purchased under agreements to resell	316,301	611,017	77,838
Loans and advances-current (net of allowance of HK$85,252 thousand and HK$148,187 thousand as of December 31, 2024 and June 30, 2025, respectively)	49,695,691	47,452,581	6,044,992
Receivables:
Clients	534,077	844,075	107,527
Brokers	17,224,387	23,948,019	3,050,742
Clearing organizations	3,277,063	4,208,316	536,098
Fund management companies and fund distributors	1,210,472	1,825,260	232,520
Interest	597,483	706,749	90,033
Amounts due from related parties	61,200	40,707	5,186
Prepaid assets	63,497	92,190	11,744
Other current assets	160,330	1,010,687	128,752
Total current assets	155,885,885	194,822,990	24,818,532

Operating lease right-of-use assets	253,212	479,675	61,106
Long-term investments	573,190	709,457	90,378
Loans and advances-non-current	18,805	19,016	2,422
Other non-current assets	2,025,841	2,368,235	301,689
Total non-current assets	2,871,048	3,576,383	455,595
Total assets	158,756,933	198,399,373	25,274,127

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	79,090	174,157	22,186
Payables:
Clients	72,379,135	110,940,538	14,132,732
Brokers	43,697,746	37,240,791	4,744,110
Clearing organizations	503,396	1,214,362	154,698
Fund management companies and fund distributors	507,076	2,091,289	266,410
Interest	86,964	47,057	5,995
Borrowings	5,702,259	8,119,152	1,034,300
Securities sold under agreements to repurchase	2,574,659	1,170,504	149,111
Lease liabilities-current	144,357	161,871	20,621
Accrued expenses and other current liabilities	4,936,805	3,611,387	460,055
Total current liabilities	130,611,487	164,771,108	20,990,218

Lease liabilities-non-current	132,924	342,548	43,638
Other non-current liabilities	8,061	6,195	788
Total non-current liabilities	140,985	348,743	44,426
Total liabilities	130,752,472	165,119,851	21,034,644

SHAREHOLDERS’ EQUITY
Class A ordinary shares	72	72	9
Class B ordinary shares	27	27	3
Additional paid-in capital	18,807,369	18,974,362	2,417,147
Treasury Stock	(5,199,257)	(5,199,257)	(662,334)
Accumulated other comprehensive (loss)/ income	(249,916)	143,424	18,271
Retained earnings	14,652,946	19,372,478	2,467,863
Total shareholders' equity	28,011,241	33,291,106	4,240,959

Non-controlling interest	(6,780)	(11,584)	(1,476)
Total equity	28,004,461	33,279,522	4,239,483
Total liabilities and equity	158,756,933	198,399,373	25,274,127

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	1,376,300	2,578,602	328,489	2,458,407	4,888,822	622,788
Interest income	1,591,654	2,288,156	291,489	2,945,820	4,358,625	555,246
Other income	161,032	444,132	56,578	317,218	758,080	96,572
Total revenues	3,128,986	5,310,890	676,556	5,721,445	10,005,527	1,274,606
Costs
Brokerage commission and handling charge expenses	(87,238)	(160,597)	(20,458)	(147,539)	(304,102)	(38,740)
Interest expenses	(377,625)	(377,629)	(48,106)	(690,467)	(846,962)	(107,895)
Processing and servicing costs	(109,436)	(132,716)	(16,907)	(206,539)	(268,831)	(34,246)
Total costs	(574,299)	(670,942)	(85,471)	(1,044,545)	(1,419,895)	(180,881)
Total gross profit	2,554,687	4,639,948	591,085	4,676,900	8,585,632	1,093,725

Operating expenses
Research and development expenses	(373,943)	(441,925)	(56,297)	(709,430)	(827,904)	(105,467)
Selling and marketing expenses	(338,332)	(429,132)	(54,667)	(630,996)	(888,334)	(113,165)
General and administrative expenses	(362,105)	(424,908)	(54,129)	(663,440)	(840,153)	(107,027)
Total operating expenses	(1,074,380)	(1,295,965)	(165,093)	(2,003,866)	(2,556,391)	(325,659)

Income from operations	1,480,307	3,343,983	425,992	2,673,034	6,029,241	768,066

Others, net	(42,616)	(168,114)	(21,416)	(10,875)	(188,712)	(24,040)

Income before income tax expense and share of loss from equity method investments	1,437,691	3,175,869	404,576	2,662,159	5,840,529	744,026

Income tax expense	(216,726)	(579,809)	(73,862)	(402,367)	(1,070,768)	(136,405)
Share of loss from equity method investments	(11,667)	(23,500)	(2,994)	(15,361)	(54,497)	(6,942)

Net income	1,209,298	2,572,560	327,720	2,244,431	4,715,264	600,679

Attributable to:
Ordinary shareholders of the Company	1,212,190	2,574,209	327,930	2,250,328	4,719,532	601,223
Non-controlling interest	(2,892)	(1,649)	(210)	(5,897)	(4,268)	(544)
	1,209,298	2,572,560	327,720	2,244,431	4,715,264	600,679

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	1.10	2.31	0.29	2.04	4.24	0.54
Diluted	1.08	2.28	0.29	2.01	4.19	0.53

Net income per ADS
Basic	8.79	18.48	2.35	16.32	33.92	4.32
Diluted	8.66	18.24	2.32	16.11	33.52	4.27

Weighted average number of ordinary shares used in computing net income per share
Basic	1,103,489,111	1,114,047,038	1,114,047,038	1,103,209,443	1,113,738,611	1,113,738,611
Diluted	1,119,409,062	1,128,991,818	1,128,991,818	1,117,436,747	1,127,802,882	1,127,802,882

Net income	1,209,298	2,572,560	327,720	2,244,431	4,715,264	600,679
Other comprehensive (loss)/ income, net of tax
Foreign currency translation adjustment	(67,811)	327,589	41,732	(97,252)	392,804	50,039
Total comprehensive income	1,141,487	2,900,149	369,452	2,147,179	5,108,068	650,718

Attributable to:
Ordinary shareholders of the Company	1,144,361	2,902,320	369,729	2,153,093	5,112,872	651,330
Non-controlling interest	(2,874)	(2,171)	(277)	(5,914)	(4,804)	(612)
	1,141,487	2,900,149	369,452	2,147,179	5,108,068	650,718

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$	HK$	HK$	US$
Net income	1,209,298	2,572,560	327,720	2,244,431	4,715,264	600,679
Add: Share-based compensation expenses	86,855	87,254	11,115	172,793	161,453	20,568
Adjusted net income	1,296,153	2,659,814	338,835	2,417,224	4,876,717	621,247

Non-GAAP to GAAP reconciling items have no income tax effect.